SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Dolan Media Company
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
25659P402
(CUSIP Number)
July 30, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25659P402	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric Semler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		3,005,246

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,005,246

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,005,246

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	10.3%**

12	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	25659P402	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TCS Capital GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		3,005,246

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,005,246

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,005,246

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	10.3%**

12	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	25659P402	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TCS Capital Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		1,762,259

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,762,259

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,762,259

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	6.1%**

12	TYPE OF REPORTING PERSON*

	PN

SCHEDULE 13G
     This Amendment No. 2 (this “Amendment”) to Schedule 13G, as amended by Amendment No. 1 on February 14, 2008 (the “Schedule 13G”), relating to shares of common stock, par value $0.001 per share (the “Common Stock”), of Dolan Media Company, a Delaware corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”). This Amendment is being filed on behalf of TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”), TCS Capital Investments, L.P. a Cayman Islands exempted limited partnership (“TCS Offshore”), and Eric Semler the principal of TCS GP.
     This Amendment relates to shares of Common Stock of the Issuer (A) purchased by Eric Semler, and TCS GP for the accounts of (i) TCS Capital, L.P., a Delaware limited partnership (“TCS Capital”), (ii) TCS Capital II, L.P., a Delaware limited partnership (“TCS Capital II”), and (iii) TCS Offshore and (B) held by TCS Offshore. TCS Capital holds 192,390 shares of the Common Stock, TCS Capital II holds 1,050,597 shares of the Common Stock, and TCS Offshore holds 1,762,259 shares of the Common Stock. TCS GP acts as general partner to each of TCS Capital, TCS Capital II and TCS Offshore, and Mr. Semler, as manager of TCS GP, controls the investment decisions of TCS GP.
          This Amendment is being filed to amend and restate Items 2(a), 2(c), 4, and 10 and the filed Exhibits of the Schedule 13G as follows:
Item 2(a)	Name of Person Filing.

TCS Capital GP, LLC, TCS Capital Investments, L.P., and Eric Semler

Item 2(c)	Citizenship or Place of Organization.

TCS Capital GP, LLC is a limited liability company organized under the laws of the State of Delaware. TCS Capital Investments, L.P. is an exempted limited partnership organized under the laws of the Cayman Islands. Eric Semler is the principal of TCS Capital GP, LLC and is a United States citizen.

Item 4	Ownership.
(a)	TCS GP (as the general partner of TCS Offshore, TCS Capital II and TCS Capital) and Eric Semler (as the principal of TCS GP) are the beneficial owners of 3,005,246 shares of Common Stock. TCS Offshore is the beneficial owner of 1,762,259 shares of Common Stock.

(b)	TCS GP and Eric Semler are the beneficial owners of 10.3% of the outstanding shares of Common Stock. TCS Offshore is the beneficial owner of 6.1% of the outstanding shares of Common Stock. The denominator for calculating these percentages is 29,082,893 (which equals the sum of 25,082,893, the number of shares of Common Stock issued and outstanding as of May 5, 2008, as reported in the Issuer’s Form 10-Q filed with the

Commission on May 8, 2008, plus 4,000,000, the number of shares of Common Stock issued in a private placement, as reported in the Issuer’s Form 8-K filed with the Commission on July 28, 2008).
(c)	As the general partner of TCS Offshore, TCS Capital II and TCS Capital, TCS GP has the sole power to vote and dispose of the 3,005,246 shares of Common Stock beneficially owned by it. As the principal of TCS GP, Eric Semler has the sole power to vote and dispose of the 3,005,246 shares of Common Stock beneficially owned by him. As the direct owner, TCS Offshore has the sole power to vote and dispose of the 1,762,259 shares of Common Stock it holds.
Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement between TCS Capital GP, LLC, TCS Capital Investments, L.P. and Eric Semler.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: August 6, 2008

TCS Capital GP, LLC
By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

TCS Capital Investments, L.P.
By:	TCS Capital GP, LLC, its general partner
By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

/s/ Eric Semler
Eric Semler